SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Ikanos Communications, Inc.

(Name of Subject Company)

Ikanos Communications, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45173E204

(CUSIP Number of Class of Securities)

Omid Tahernia

Chief Executive Officer

Ikanos Communications, Inc.

47669 Fremont Boulevard

Fremont, California 94538

(510) 979-0400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Jorge del Calvo	Andrew S. Hughes
Allison Leopold Tilley	Vice President & General Counsel
Gabriella A. Lombardi	Ikanos Communications, Inc.
Pillsbury Winthrop Shaw Pittman LLP	47669 Fremont Boulevard
2550 Hanover Street	Fremont, California 94538
Palo Alto, California 94304	(510) 979-0400
(650) 233-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Ikanos Communications, Inc. (“Ikanos” or the “Company”) originally filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2015, as amended on August 21, 2015 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by King Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Qualcomm Atheros, Inc., a Delaware corporation (“Parent”) and wholly-owned subsidiary of QUALCOMM Incorporated (together with Purchaser and Parent, “Qualcomm”), to purchase all of the issued and outstanding shares of common stock of Ikanos at a per share purchase price of $2.75, net to the seller in cash, without interest and subject to any required withholding taxes (the “Offer Price”) and assume all outstanding indebtedness of Ikanos at the closing of the Merger, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Qualcomm with the SEC on August 19, 2015, as amended on August 21, 2105 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9 and are incorporated by reference herein.

Except to the extent specifically provided in this Amendment No. 2, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3.	Identity and Background of Filing Person

Item 3 of the Schedule 14D-9 entitled “Arrangements between Ikanos and its Executive Officers, Directors and Affiliates – Compensation of Continuing Employees” is hereby amended and restated by replacing the last paragraph on page 9 to read in its entirety as follows:

“Ikanos has been advised that on August 18, 2015, a representative of Qualcomm indicated to Mr. Pal that Qualcomm intended to offer him a senior position at Qualcomm to be effective as of the Closing Date, which would include a retention component, and that no other compensation details were communicated. Qualcomm has indicated that it expects to extend formal offers to Mr. Pal and certain other designated employees prior to the Offer Acceptance Time. None of the other designated employees are executive officers or directors of Ikanos.”

Item 4.	The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	On page 13, by adding the following sentence to the end of the sixth paragraph in the section entitled “The Solicitation or Recommendation—Background of the Transaction”:

“Tallwood is the Company’s largest stockholder, and three representatives of Tallwood are members of the Ikanos Board.”

•	On page 15, by adding the following sentence to the end of the eighth paragraph in the section entitled “The Solicitation or Recommendation—Background of the Transaction”.

“In connection with the private placement, Alcatel was granted the right to have an observer on the Ikanos Board who is also entitled to receive materials distributed to the Board.”

•	On page 19, by adding the following as the new third sentence of the fifth paragraph of the section entitled “The Solicitation or Recommendation—Background of the Transaction”:

“In advance of the meeting, management distributed the initial draft of the proposal from Parent to the Ikanos Board and to the Alcatel observer.”

•	On page 19, by adding the following new sixth paragraph to the section entitled “The Solicitation or Recommendation—Background of the Transaction”.

“Following the June 11th Board meeting, representatives of Needham & Company informed representatives of Companies C and D that Ikanos was considering entering into an exclusivity agreement with another party, and that if Companies C and D wished to prevent that from happening and remain in the process, they would have to promptly submit written indications of interest.”

•	On page 20, by amending and restating the first full paragraph of the section entitled “The Solicitation or Recommendation—Background of the Transaction” to read in its entirety as follows:

“On June 14, 2015, Ikanos presented a revised counter-proposal to Qualcomm with a proposed price per share of $5.00 and included revised provisions regarding exclusivity, the termination fee and certain customary conditions to closing, including, (i) at least a majority of Ikanos shares being tendered in the proposed tender offer, (ii) the receipt of required regulatory approvals, (iii) representations and warranties of Ikanos being true and correct as of the closing, except where the failure of such representations and warranties would not reasonably be expected to result in a material adverse effect on Ikanos and (iv) the absence of litigation.”

•	On page 21, by adding the following sentence to the fifth paragraph of the section entitled “The Solicitation or Recommendation—Background of the Transaction”:

“The draft provided that the Tender and Support Agreement only terminated upon the termination of the Merger Agreement or the effectiveness of the Merger.”

•	On page 21, by amending and restating the eighth paragraph of the section entitled “The Solicitation or Recommendation—Background of the Transaction” to read in its entirety as follows:

“On July 14, 2015, Pillsbury sent a revised draft of the Tender and Support Agreement to representatives of Alcatel that provided for an increase to the amount of time the Tender and Support Stockholders had to tender their shares from the commencement of the Offer from five to ten business days, added a representation and warranty concerning the due organization, valid existence and good standing of Parent and Purchaser and provided for a partial withdrawal of shares tendered upon a change of recommendation by the Ikanos Board that does not result in a termination of the Merger Agreement. Representatives of Pillsbury asked the representatives of Alcatel to review the proposed revisions and to make their own additional comments to the Tender and Support Agreement.”

•	On page 21, by amending and restating the 11th paragraph of the section entitled “The Solicitation or Recommendation—Background of the Transaction” to read in its entirety as follows:

“On July 17, 2015 and July 18, 2015, Pillsbury sent to representatives of Alcatel and Tallwood, respectively, a revised draft of the Tender and Support Agreement that provided for a complete withdrawal of all shares tendered upon a change of recommendation by the Ikanos Board that does not result in a termination of the Merger Agreement. Pillsbury asked Alcatel and Tallwood to review the proposed changes and to provide any additional revisions.”

•	On page 22, by amending and restating the first paragraph of the section entitled “The Solicitation or Recommendation—Background of the Transaction” to read in its entirety as follows:

“Also on July 21, 2015, Pillsbury sent to representatives of Tallwood and Alcatel for their review and comment, a further revised draft of the Tender and Support Agreement that excluded from the voting covenant tendered shares that are withdrawn in the event of a change of recommendation by the Ikanos Board that does not result in a termination of the Merger Agreement.”

•	On page 22, by amending and restating the fourth paragraph of the section entitled “The Solicitation or Recommendation—Background of the Transaction” to read in its entirety as follows:

“On July 23, 2015, representatives of Alcatel sent a revised draft of the Tender and Support Agreement to Pillsbury that provided for the termination of the agreement upon any change of recommendation by the Ikanos Board, regardless of whether it triggered a right of termination under the Merger Agreement, and the exclusion of warrants from the definition of “Subject Securities”. Pillsbury and representatives from Alcatel and Tallwood discussed the proposed changes and further revised the Tender and Support Agreement to clarify the termination provisions.”

•	On page 22, by amending and restating the fifth paragraph of the section entitled “The Solicitation or Recommendation—Background of the Transaction” to read in its entirety as follows:

“On July 24, 2015, Pillsbury sent a revised draft of the Tender and Support Agreement to Cooley, which included comments from representatives of Alcatel and Tallwood. The revised draft provided that the Tender and Support Agreement would terminate in connection with a change in the recommendation of the Ikanos Board and on the End Date, even if the Merger Agreement did not terminate on the End Date. On the same day, Cooley sent revised drafts of the Merger Agreement and the Tender and Support Agreement to Pillsbury. In the revised draft of the Tender and Support Agreement, Qualcomm rejected the concept of the Tender and Support Agreement terminating on the End Date under the terms of the Merger Agreement, even if the Merger Agreement did not terminate on the End Date. Qualcomm also indicated that although it rejected the concept of the Tender and Support Agreement terminating in connection with a change in recommendation of the Ikanos Board, it was willing to agree to a provision whereby the number of shares tendered pursuant to the Tender and Support Agreement would decrease below a majority of the shares outstanding on a fully diluted basis if the change in recommendation of the Ikanos Board was due to specified intervening events as permitted by the Merger Agreement (not in connection with an alternative acquisition proposal).”

•	On page 22, by amending and restating the sixth paragraph of the section entitled “The Solicitation or Recommendation—Background of the Transaction” to read in its entirety as follows:

“Between July 24, 2015 and July, 28 2015, Pillsbury and Cooley negotiated and exchanged further drafts of the Merger Agreement. On July 28, 2015, Pillsbury and Cooley negotiated and exchanged drafts of the Tender and Support Agreement which included revisions by, and input from, representatives of Alcatel and Tallwood. Alcatel, Tallwood and Qualcomm agreed that, in connection with a change in recommendation of the Ikanos board due to specified intervening events as permitted by the Merger Agreement (not in connection with an alternative acquisition proposal), the number of shares tendered pursuant to the Tender and Support Agreement would decrease, on a pro rata basis, to 30% of the shares outstanding on a fully diluted basis plus a proportionate number of additional shares tendered based upon the shares tendered by stockholders not bound by the Tender and Support Agreement. However, the parties did not reach agreement on whether the Tender and Support Agreement would terminate on the End Date under the terms of the Merger Agreement, even if the Merger Agreement did not terminate on the End Date and was otherwise extended by Ikanos, Purchaser and Parent.”

•	On page 22, by amending and restating the ninth paragraph of the section entitled “The Solicitation or Recommendation—Background of the Transaction” to read in its entirety as follows:

“Also between July 29, 2015 and July 31, 2015, representatives of Pillsbury and Cooley negotiated and exchanged further drafts of the Merger Agreement and the Tender and Support Agreement. Qualcomm continued to take the position that the Tender and Support Agreement should not terminate on the End Date of the Merger Agreement if the Merger Agreement did not terminate on such date. On July 31,

2015, representatives of Alcatel, and Cooley continued to negotiate the termination provision of the Tender and Support Agreement. Alcatel proposed that the Tender and Support Agreement terminate 45 days after the End Date.”

•	On page 23, by amending and restating the third paragraph of the section entitled “The Solicitation or Recommendation—Background of the Transaction” to read in its entirety as follows:

“Also on August 4, 2015, Cooley, Pillsbury and representatives of Alcatel and Tallwood continued to negotiate the terms of the Tender and Support Agreement. Alcatel again proposed that the Tender and Support Agreement terminate 45 days after the End Date, which Qualcomm agreed to solely with respect to Alcatel, but not Tallwood or the other signatories to the Tender and Support Agreement, which was eventually agreed to by all parties.”

•	On page 29, by amending and restating the fourth paragraph and the table that follows it in the section entitled “The Solicitation or Recommendation—Certain Prospective Financial Information” to read in their entirety as follows:

“A summary of the information that was included in the projections is set forth below. The non-GAAP information excludes stock based compensation and amortization of intangibles. See “Supplemental Disclosure Regarding Non-GAAP Projected Financial Information” for a reconciliation of non-GAAP projected financial information to GAAP projected financial information.

(dollars in millions)	2015E	2016E	2017E	2018E
GAAP revenue	$49.3	$88.9	$152.0	$208.9
Non-GAAP gross margin	24.5	42.5	79.7	108.2
Non-GAAP operating income (loss)	(44.2)	(34.1)	22.1	72.3
Stock based compensation	4.2	4.0	4.0	4.0
Depreciation and amortization	5.9	6.8	5.1	3.2
Interest	1.3	2.1	2.3	2.2
Taxes	0.4	0.8	0.8	0.8
Non-GAAP net income (loss)	(45.9)	(37.0)	19.0	69.3
Capital expenditures	2.6	3.7	2.8	1.7
Change in net working capital	6.1	(2.8)	(13.5)	(6.6)

•	On page 29, by adding the following subsection after the section entitled “The Solicitation or Recommendation—Certain Prospective Financial Information”:

“Supplemental Disclosure Regarding Non-GAAP Projected Financial Information

The projections prepared by Ikanos include both GAAP and non-GAAP information. Non-GAAP financial information, including non-GAAP cost of revenue, non-GAAP gross margin, non-GAAP operating income (loss) and non-GAAP net income (loss), is used by Ikanos internally to manage and evaluate its business and operating performance, and for planning purposes. The non-GAAP projected financial information excludes the impact of stock based compensation and the amortization of acquisition-related intangible assets. Ikanos’ management believes that these non-GAAP financial measures, when taken together with the corresponding GAAP measures, provide additional insight into the factors underlying its operating results.

The following table reconciles GAAP projected financial information to non-GAAP projected financial information:

(in millions)	2015E	2016E	2017E	2018E
GAAP revenue	$49.3	$88.9	$152.0	$208.9

Cost of revenue reconciliation
GAAP cost of revenue	$25.1	$46.5	$72.4	$100.8
Stock based compensation	0.1	0.1	0.1	0.1
Amortization of intangibles(1)	0.2	—	—	—

Non-GAAP cost of revenue	$24.8	$46.4	$72.3	$100.7

Gross margin reconciliation
GAAP gross margin	$24.2	$42.4	$79.6	$108.1
Stock based compensation	0.1	0.1	0.1	0.1
Amortization of intangibles(1)	0.2	—	—	—

Non-GAAP gross margin	$24.5	$42.5	$79.7	$108.2

Operating expense reconciliation
GAAP operating expenses	$72.8	$80.5	$61.5	$39.8
Stock based compensation	4.1	3.9	3.9	3.9

Non-GAAP operating expenses	$68.7	$76.6	$57.6	$35.9

Operating income reconciliation
GAAP operating income (loss)	$(48.6)	$(38.1)	$18.1	$68.3
Adjustments related to gross margin	0.3	0.1	0.1	0.1
Adjustments related to operating expenses	4.1	3.9	3.9	3.9

Non-GAAP operating income (loss)	$(44.2)	$(34.1)	$22.1	$72.3

Net income (loss) reconciliation
GAAP net income (loss)	$(50.3)	$(41.0)	$15.0	$65.3
Adjustments related to gross margin	0.3	0.1	0.1	0.1
Adjustments related to operating expenses	4.1	3.9	3.9	3.9

Non-GAAP net income (loss)	$(45.9)	$(37.0)	$19.0	$69.3

(1)	Relates to intangible assets that were acquired by Ikanos in August 2009, which assets were fully-amortized as of June 30, 2015.”

Item 8.	Additional Information

The paragraph under Item 8 —“Additional Information; Anti-Takeover Statutes—The Taiwan Fair Trade Act of 1992” on page 37 is hereby amended and supplemented by adding the following sentence to the end of the paragraph:

“Qualcomm and Ikanos submitted the notification to the TFTC on August 24, 2015.”

Item 8 —“Additional Information” is also hereby amended and supplemented to include the following new section to page 42 following the section entitled “Golden Parachute Compensation”:

“Certain Litigation

Following the announcement that the Company had entered into the Merger Agreement with Parent and Purchaser on August 6, 2015, on August 25, 2015, a putative class action lawsuit was filed in the Superior Court of California, County of Alameda by a purported Company stockholder against the members of the Board, captioned as follows: Byron Weichel v. Diasdado Banatao, et. al., Case No. RG15783287. The complaint generally alleges that the members of the Board breached their fiduciary duties to the Company’s minority stockholders in connection with the proposed Merger by one or more of the following: (i) agreeing to an unfair and/or inadequate Offer Price; (ii) ignoring various conflicts of interest present on the Board; (iii) accepting unreasonable deal protection measures in the Merger Agreement that dissuades other potential bidders from making competing offers; and (iv) providing Company stockholders inadequate or misleading information in the Schedule 14D-9. The complaint seeks certification of a class, injunctive relief, including enjoining the Merger, and an award of unspecified attorneys’ fees and other costs and fees, in addition to other relief. The complaint also request that the court rescind and set aside the Merger or provide rescissory damages in the event it is consummated prior to entry of the Court’s final judgment.

The outcome of this litigation cannot be predicted with certainty. A preliminary injunction could delay or jeopardize the completion of the Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Merger.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(I)*	Email to employees of Ikanos from Jim Murphy dated August 31, 2015 regarding tendering shares in the Offer.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2015	Ikanos Communications, Inc.

	By:	/s/ Dennis Bencala
Dennis Bencala
Chief Financial Officer and Vice President of Finance